SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 29 November 2024

InterContinental Hotels Group PLC
(Registrant's name)

1 Windsor Dials, Arthur Road, Windsor, SL4 1RS, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

EXHIBIT INDEX

99.1	Transaction in Own Shares dated 18 November 2024
99.2	Transaction in Own Shares dated 19 November 2024
99.3	Transaction in Own Shares dated 20 November 2024
99.4	Transaction in Own Shares dated 21 November 2024
99.5	Transaction in Own Shares dated 22 November 2024
99.6	Transaction in Own Shares dated 25 November 2024
99.7	Transaction in Own Shares dated 26 November 2024
99.8	Transaction in Own Shares dated 27 November 2024
99.9	Transaction in Own Shares dated 28 November 2024
99.10	Transaction in Own Shares dated 29 November 2024

Exhibit No: 99.1

18 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 15 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	15 November 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 94.4200

Highest price paid per share:	£ 95.9000

Average price paid per share:	£ 95.2485

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,732,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5147M_1-2024-11-15.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 15 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 95.9000
Lowest price paid (per ordinary share)	£ 94.4200
Volume weighted average price paid(per ordinary share)	£ 95.2485

Exhibit No: 99.2

19 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 18 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	18 November 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 94.3400

Highest price paid per share:	£ 95.3800

Average price paid per share:	£ 94.9898

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,722,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7002M_1-2024-11-18.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 18 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 95.3800
Lowest price paid (per ordinary share)	£ 94.3400
Volume weighted average price paid(per ordinary share)	£ 94.9898

Exhibit No: 99.3

20 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 19 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	19 November 2024

Aggregate number of ordinary shares purchased:	10,000

Lowest price paid per share:	£ 94.1000

Highest price paid per share:	£ 95.3200

Average price paid per share:	£ 94.7756

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,712,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/8738M_1-2024-11-19.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 10,000 (ISIN: GB00BHJYC057)

Date of purchases: 19 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	10,000
Highest price paid (per ordinary share)	£ 95.3200
Lowest price paid (per ordinary share)	£ 94.1000
Volume weighted average price paid(per ordinary share)	£ 94.7756

Exhibit No: 99.4

21 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 20 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	20 November 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 94.4600

Highest price paid per share:	£ 95.5200

Average price paid per share:	£ 94.9741

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,692,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0454N_1-2024-11-20.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 20 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 95.5200
Lowest price paid (per ordinary share)	£ 94.4600
Volume weighted average price paid(per ordinary share)	£ 94.9741

Exhibit No: 99.5

22 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 21 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	21 November 2024

Aggregate number of ordinary shares purchased:	20,000

Lowest price paid per share:	£ 94.6600

Highest price paid per share:	£ 96.6000

Average price paid per share:	£ 95.9331

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,672,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/2394N_1-2024-11-21.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 20,000 (ISIN: GB00BHJYC057)

Date of purchases: 21 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000
Highest price paid (per ordinary share)	£ 96.6000
Lowest price paid (per ordinary share)	£ 94.6600
Volume weighted average price paid(per ordinary share)	£ 95.9331

Exhibit No: 99.6

25 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 22 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	22 November 2024

Aggregate number of ordinary shares purchased:	25,000

Lowest price paid per share:	£ 96.2000

Highest price paid per share:	£ 97.0600

Average price paid per share:	£ 96.5976

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,647,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/4148N_1-2024-11-22.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 25,000 (ISIN: GB00BHJYC057)

Date of purchases: 22 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	25,000
Highest price paid (per ordinary share)	£ 97.0600
Lowest price paid (per ordinary share)	£ 96.2000
Volume weighted average price paid (per ordinary share)	£ 96.5976

Exhibit No: 99.7

26 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 25 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	25 November 2024

Aggregate number of ordinary shares purchased:	35,000

Lowest price paid per share:	£ 96.6400

Highest price paid per share:	£ 98.2600

Average price paid per share:	£ 97.6154

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,612,846 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/5900N_1-2024-11-25.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 35,000 (ISIN: GB00BHJYC057)

Date of purchases: 25 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	35,000
Highest price paid (per ordinary share)	£ 98.2600
Lowest price paid (per ordinary share)	£ 96.6400
Volume weighted average price paid(per ordinary share)	£ 97.6154

Exhibit No: 99.8

27 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 26 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	26 November 2024

Aggregate number of ordinary shares purchased:	21,706

Lowest price paid per share:	£ 98.0200

Highest price paid per share:	£ 99.0600

Average price paid per share:	£ 98.5688

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,591,140 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/7624N_1-2024-11-26.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 21,706 (ISIN: GB00BHJYC057)

Date of purchases: 26 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	21,706
Highest price paid (per ordinary share)	£ 99.0600
Lowest price paid (per ordinary share)	£ 98.0200
Volume weighted average price paid(per ordinary share)	£ 98.5688

Exhibit No: 99.9

28 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 27 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	27 November 2024

Aggregate number of ordinary shares purchased:	35,000

Lowest price paid per share:	£ 97.9400

Highest price paid per share:	£ 98.9600

Average price paid per share:	£ 98.5681

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,556,140 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/9334N_1-2024-11-27.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 35,000 (ISIN: GB00BHJYC057)

Date of purchases: 27 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	20,000		15,000
Highest price paid (per ordinary share)	£ 98.9600		£ 98.9600
Lowest price paid (per ordinary share)	£ 97.9400		£ 97.9800
Volume weighted average price paid(per ordinary share)	£ 98.5143		£ 98.6399

Exhibit No: 99.10

29 November 2024

InterContinental Hotels Group PLC (the Company)

Purchase of own shares

The Company announces that on 28 November 2024 it purchased the following number of its ordinary shares of 20 340/399 pence each through Goldman Sachs International ("GSI") on the London Stock Exchange in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 3 May 2024 (the "Purchase"). The Purchase was effected pursuant to instructions issued by the Company on 20 February 2024, as announced on 20 February 2024.

Date of purchase:	28 November 2024

Aggregate number of ordinary shares purchased:	17,931

Lowest price paid per share:	£ 97.6400

Highest price paid per share:	£ 98.5400

Average price paid per share:	£ 98.1856

The Company intends to cancel the purchased shares.

Following the above transaction, the Company has 158,538,209 ordinary shares in issue (excluding 6,956,782 held in treasury).

A full breakdown of the individual purchases by GSI is included below.

http://www.rns-pdf.londonstockexchange.com/rns/0997O_1-2024-11-28.pdf

Enquiries to:

InterContinental Hotels Group PLC:

Investor Relations: Stuart Ford (+44 (0)7823 828 739); Joe Simpson (+44 (0)7976 862 072)

Media Relations: Mike Ward (+44 (0)7795 257 407)

Schedule of Purchases

Shares purchased: 35,000 (ISIN: GB00BHJYC057)

Date of purchases: 27 November 2024

Investment firm: GSI

Aggregated information:

	London Stock Exchange	Cboe BXE	Cboe CXE	Turquoise
Number of ordinary shares purchased	17,931
Highest price paid (per ordinary share)	£ 98.5400
Lowest price paid (per ordinary share)	£ 97.6400
Volume weighted average price paid(per ordinary share)	£ 98.1856

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Lindsay
Name:	C. LINDSAY
Title:	SENIOR ASSISTANT COMPANY SECRETARY

Date:	29 November 2024